UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-18603

CUSIP NUMBER 45810H107

(Check One):	☒ Form 10-K ☐ Form 20 F ☐ Form 11 K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integral Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5000 Philadelphia Way
Address of Principal Executive Office (Street and Number)

Lanham, MD 20706-4417
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 13344 (05-06)	Persons who are to respond to the collection of information contained in this form required to respond unless the form displays a currently valid OMB control number

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Integral Systems, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for its fiscal year ended September 30, 2008 (the “Form 10-K”) without unreasonable effort and expense due to the Company’s decision to change auditors and the significant effort involved in the transition.

On September 19, 2008, the Company engaged Ernst & Young, LLP (“E&Y”) as the Company’s new independent registered public accounting firm. This change in the Company’s auditors necessitated significant effort in providing necessary financial data and other information to E&Y and delayed the preparation and review of the financial statements for the year ending September 30, 2008, precluding a timely filing of the Form 10-K on December 15, 2008. In part, the delay also relates to the review and analysis of the Company’s financial data that resulted in the Company’s decision to restate its previously filed unaudited interim quarterly financial statements for December 31, 2007, March 30, 2008, and June 30, 2008 to reflect the adjusted accounting treatment of certain contracts, as more fully described in the Company’s Current Report on Form 8-K filed on December 11, 2008, and the Company’s efforts to effect such restatement.

The Company currently expects to file the Form 10-K on or before December 24, 2008, and in any event on or prior to the extended deadline of December 29, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William M. Bambarger, Jr.	(301)	731-4233
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Company’s press release issued on December 11, 2008 and included as an exhibit to the Company’s Current Report on the Form 8-K dated the same date, in which the Company reported preliminary financial results for the fourth quarter and fiscal year ended September 30, 2008, which results indicated increases in the Company’s revenue, income from operations and net income compared to the corresponding periods for fiscal 2007.

Integral Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 12, 2008	By:	/s/ William M. Bambarger, Jr.
William M. Bambarger, Jr.
Chief Financial Officer and Treasurer

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